1(212) 318-6052

christophertafone@paulhastings.com

May 15, 2013	90368.00002

VIA EDGAR

Ms. Christina DiAngelo

Mr. James O’Connor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Series, Inc.
File Nos.: 333-187946 and 811-07797

SunAmerica Specialty Series

File Nos.: 333-187956 and 811-21482

(each, a “Registrant” and collectively, the “Registrants”)

Dear Ms. DiAngelo and Mr. O’Connor:

This letter responds to comments communicated by Ms. DiAngelo and Mr. O’Connor to the undersigned via telephone on May 9, 2013, and May 13, 2013, with respect to: (i) the Registration Statement on Form N-14 of SunAmerica Series, Inc. (the “Corporation”), which was filed with the Securities and Exchange Commission (“Commission”) on April 16, 2013 (SEC Accession No. 0001193125-13-156962), for the purpose of reorganizing the Focused Small-Cap Value Portfolio into the SunAmerica Strategic Value Portfolio, each a series of the Corporation, and (ii) the Registration Statement on Form N-14 of SunAmerica Specialty Series (the “Trust”), which was filed with the Commission on April 17, 2013 (SEC Accession No. 0001193125-13-158352), for the purpose of reorganizing the Focused Small-Cap Growth Portfolio, a series of the Corporation, into the SunAmerica Focused Alpha Growth Fund, a series of the Trust (each, a “Registration Statement” and collectively, the “Registration Statements”).

The Corporation’s and Trust’s responses to your comments are reflected below. We have restated the substance of your comments for ease of reference. Capitalized terms shall have the same meanings as in the Registration Statements, unless otherwise indicated.

Exhibits

Comment #1:  You have requested that we file a pre-effective amendment to each Registration Statement to include revised consents of the independent registered public accounting firm.

Response #1:  Each Registrant will file a pre-effective amendment to its Registration Statement to include the revised consents.

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Accounting Survivor

Comment #2:  You have requested that each Registrant provide an accounting survivor analysis to accompany this correspondence.

Response #2:  Each Registrant has prepared an accounting survivor analysis, copies of which are attached to this correspondence as Appendix A-1 and A-2, respectively.

Registration Statement for the Corporation

Comment #3:  In the third paragraph of the Letter to Shareholders, you have requested that we further explain why the reorganization of the Small-Cap Value Portfolio is being proposed and why continuing to operate the Small-Cap Value Portfolio as currently constructed is not in the best interests of shareholders.

Response #3:  The shareholder letter is intended to introduce the proposal that is being presented to the Small-Cap Value Portfolio’s shareholders, to inform them of what is included with the proxy materials and how to vote. While a shareholder letter is not required to explain the rationale behind the proposal, the Registrant has nonetheless included some background information on the reasons for the proposal in the shareholder letter and does not believe that any additional disclosure is required. More detailed information about the Reorganization, including the rationale for the proposed Reorganization and the Board’s findings relating to the Reorganization, is included in the Combined Prospectus/Proxy Statement.

Comment #4:  On page (i) of the Questions & Answers, Second Answer, you have requested that we clarify the statement “…the Board of Directors has determined, among other things, that shareholders of the Small-Cap Value Portfolio may benefit from … (ii) the compatibility (emphasis added) of the types of portfolio securities held by the Portfolios….” in light of the fact that many of the portfolio securities will be eventually sold.

Response #4:  The Corporation has revised the Second Answer by adding the following sentence:

“It should be noted that while the types of securities that each Portfolio may hold are compatible, the portfolio manager of the Strategic Value Fund does, however, anticipate disposing of a substantial portion of the Small-Cap Value Portfolio’s portfolio holdings (approximately 75% as of February 28, 2013) following the close of the Reorganization.

Comment #5:  On page (ii) of the Questions & Answers, Ninth Answer, you have requested that we qualify the term “operating expense ratio” for the Class B shares with “before/after waivers” instead of using the words “gross” or “net.” You have asked us to make conforming changes where applicable.

Response #5:  The requested changes have been made.

Comment #6:  On page (iii) of the Questions & Answers, Thirteenth Answer, you have requested that we incorporate into this Answer the disclosure contained in the first paragraph on Page B-4 of the Pro Forma Financial Information regarding the potential capital gain or loss associated with sales of portfolio securities of the Small-Cap Value Portfolio.

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Response #6:  The requested change has been made.

Comment #7:  On page 24, first bullet point discussion, and on page 26, second paragraph, you have requested that we include the same disclosure as set forth in Comment 6. You have also requested that we include the costs associated with any portfolio rebalancing as well as the percentage of securities to be sold.

Response #7:  The requested changes have been made only to the Questions & Answers (per Comment #6) and on page 26 of the Combined Prospectus / Proxy Statement in an effort to avoid duplicative disclosure.

Comment #8:  You have requested that SAAMCo, as investment adviser to the Portfolios, be added as a party to the Agreement and Plan of Reorganization with respect only to its payment of expenses in connection with the Reorganization.

Response #8:  Since SAAMCo is not a party to the Agreement and Plan of Reorganization, it is not listed as a signatory thereto. SAAMCo has authorized us to supplementally confirm to the Commission that it has agreed to pay the costs of the Reorganization as set forth in the Form of Agreement and Plan of Reorganization.

Comment #9:  In the Pro Forma Financial Information, you have requested that we include a paragraph stating that the information contained therein includes the use of estimates and actual results may differ.

Response #9:  The requested change has been made.

Comment #10:  You have noted that Comments 3-9 with respect to the Corporation’s Registration Statement apply equally to the Trust’s Registration Statement to the extent they are applicable.

Response #10:  The Trust has made conforming changes to the Trust’s Registration Statement as applicable.

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Comment #11:  The Questions & Answers section, the first page of the Combined Prospectus/Proxy Statement, and the sections of the Combined Prospectus/Proxy Statement entitled “Summary – Background and Reasons for the Reorganization,” “Summary – Investment Objectives and Principal Investment Strategies and Techniques” and “Information about the Reorganization – Reasons for the Reorganization” each contain statements regarding the similarity and compatibility of the Portfolios’ investment strategies and techniques. Please explain how such statements are accurate given that there are also differences among the investment strategies, techniques and risks of the Small-Cap Value Portfolio and those of the Strategic Value Portfolio.

Response #11:  The Registrant respectfully submits that the statements referenced in the above referenced sections of the Registration Statement in connection with the Staff’s comment are accurate. In particular, the descriptive terms “similar” and “compatible” are used in the context of the Registrant’s comparison of the Small-Cap Value Portfolio and the Strategic Value Portfolio, as well as in the context of the Board’s considerations, and are intended to reflect the plain meaning of each term (i.e., “having a general likeness or resemblance to” and “consistent with,” respectively). The use of these terms is not intended to imply that the strategies, techniques and risks of the Small-Cap Value Portfolio are identical to

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those of the Strategic Value Portfolio, nor does the use of these terms preclude the existence of any differences in the Portfolios.

In the section of the Combined Prospectus/Proxy Statement entitled “Summary—Investment Objectives and Principal Investment Strategies and Techniques,” the Registrant includes a description of both the similarities and differences of each of the Small-Cap Value Portfolio and the Strategic Value Portfolio. For example, both the Small-Cap Value Portfolio and the Strategic Value Portfolio pursue identical investment goals and follow a value-oriented philosophy. Further, although the Small-Cap Value Portfolio will have at least 80% of its assets invested in small-cap companies under normal circumstances, the Strategic Value Portfolio may also invest in small-cap companies. Additionally, we note that the similarity between the investment strategies and techniques of the Portfolios is not undermined by the fact that the Strategic Value Portfolio is classified as “diversified,” as such term is defined in the 1940 Act, while the Small-Cap Value Portfolio is classified as “non-diversified” for purposes of the 1940 Act. The differences between the two Portfolios are clearly and prominently disclosed as principal differences in the section of the Combined Prospectus/Proxy Statement entitled “Summary – Investment Objectives and Principal Investment Strategies and Techniques.”

In addition, a description of the principal risk factors of investing in each Portfolio, as well as a comparison of these risks, is included in the section of the Combined Prospectus/Proxy Statement entitled “Comparison of the Portfolios—Principal and Other Investment Risks.” In the context of each comparison, the Registrant clearly discloses the “similarities” and “differences” in the risk profile of each Portfolio.

Nevertheless, to clarify to shareholders that there are both similarities as well as differences among the investment strategies, techniques and risks of each Portfolio, the Registrant has qualified references to the similarity and compatibility of the investment strategies, techniques and risks of each Portfolio, by including a statement referencing differences between the Portfolios adjacent to disclosure of the similarities between the Portfolios, with detail of such differences included, or a cross-reference to such discussion, depending on context.

Comment #12:  You have requested that we provide an estimate of the percentage of the Small-Cap Value Portfolio’s portfolio holdings as of a recent date that the portfolio manager of the Strategic Value Portfolio anticipates disposing of after the closing of the Reorganization.

Response #12:  We respectfully submit that the Questions & Answers section and the sections of the Combined Prospectus/Proxy Statement entitled “Summary – Federal Income Tax Consequences,” “Information about the Reorganization – Reasons for the Reorganization” and “Information about the Reorganization - Material U.S. Federal Income Tax Consequences of the Reorganization” already disclose the approximate percentage of the Portfolio that the portfolio manager anticipates disposing of after the closing of the Reorganization. This information is furnished as of February 28, 2013, which the Registrant believes is a reasonably recent date to provide meaningful disclosure to shareholders.

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Comment #13:  You have requested certain changes to the fourth paragraph on page 3 of the Combined Prospectus/Proxy Statement relating to the business that may be presented for consideration at the Special Meeting.

Response #13:  The requested changes have been made.

Comment #14:  You have requested that the Registrant disclose the differences in the principal investment strategies between the Small-Cap Value Portfolio and Strategic Value Portfolio in the Questions & Answers section.

Response #14:  The Questions & Answers is not required by Form N-14 and is provided for shareholders’ convenience. The Questions & Answers is not intended to provide the same level of detail and specificity as is contained in the Combined Prospectus/Proxy Statement. Accordingly, specific a cross-reference has been added to the Questions & Answers, which provides for shareholders to refer to the Combined Prospectus/Proxy Statement for a more detailed comparison of the principal investment strategies and techniques of the Portfolios.

Comment #15:  In the Combined Prospectus/Proxy Statement sections entitled “Summary - Background and Reasons for the Proposed Reorganization” and “Information about the Reorganization – Reasons for the Reorganization” various reasons for why SAAMCo proposed the Reorganization are disclosed. Please state the Board’s opinion with respect to each of such items.

Response #15:  Disclosure of the various factors that the Board considered in evaluating the Reorganization is set out in the Combined Prospectus/Proxy Statement under the sections entitled “Summary – Background and Reasons for the Reorganization” and “Information about the Reorganization – Reasons for the Reorganization.” The Board was not asked, nor was it required to, approve or make a final determination regarding each factor, but rather it was asked to, and did, approve the Reorganization after considering the various factors enumerated in the Combined Prospectus/Proxy Statement. Moreover, as stated in the Combined Prospectus/Proxy Statement, the determination to approve the Reorganization was made on the basis of each Director’s judgment after consideration of all of the factors taken as a whole, though individual Directors may have placed different weight on various factors and assigned different degrees of materiality to various conclusions.

Comment #16:  You have noted that in the fifth paragraph under “Voting Information and Requirements – Shareholder Approval,” the disclosure regarding broker non-votes is irrelevant as there will be no broker non-votes tendered at the meeting.

Response #16:  The Registrant respectfully declines to remove such disclosure as it is accurate and relevant with respect to matters of quorum and voting procedure.

Comment #17:  In “Appendix A – Fundamental Investment Restrictions,” you have requested that the Registrant delete 4(d) relating to the ability to make loans if permitted by exemptive order as you note that it is the Staff’s view that the issuance of exemptive relief would not relieve the Fund from its obligation under Section 13 of the 1940 Act to seek shareholder approval to change a fundamental investment policy.

Response #17:  The Registrant respectfully submits that as a fundamental investment policy, the Fund is permitted to make loans “as otherwise permitted by exemptive order of the SEC” and in such

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instances, would not be required to seek shareholder approval of such activity unless it were a condition of the exemptive order. If the Fund were to seek an exemptive order that permitted it to make certain loans (e.g., an inter-fund lending arrangement with affiliated funds), such loans, in the opinion of the Fund, would be permissible and consistent with said fundamental investment restriction as such loans would then be “permitted by exemptive order of the SEC.” Therefore, the Fund has respectfully declined to delete this language.

Comment #18:  You have noted that Comments 11-17 with respect to the Corporation’s Registration Statement apply equally to the Trust’s Registration Statement to the extent they are applicable.

Response #18:  The Trust has made conforming changes to the Trust’s Registration Statement as applicable.

Registration Statement for the Trust

Comment #19:  You have requested that we explain why the Class B shares and Class I shares of the Small-Cap Growth Portfolio are being exchanged for the Class A and Class W shares of the Alpha Growth Fund where applicable.

Response #19:  The requested changes have been made.

Comment #20:  On page (ii) of the Questions & Answers, Ninth Answer, you have requested that we affirmatively state that the advisory fee of the Alpha Growth Fund is higher than that of the Small-Cap Growth Portfolio.

Response #20:  The requested change has been made.

Comment #21:  On page 7, first paragraph, you have requested that we state the advisory fee rate SAAMCo actually retained after paying the sub-advisers for the most recent fiscal year.

Response #21:  The requested change has been made.

Comment #22  You have requested that we supplementally confirm that any expenses subject to recoupment of the Small-Cap Growth Portfolio will not carry over to the Alpha Growth Fund.

Response #22:  The Trust confirms that any expenses of the Small-Cap Growth Portfolio subject to recoupment will not carry over to the Alpha Growth Fund.

Comment #23:  On page 9, Fee Tables, you have asked us to confirm whether the Total Annual Portfolio Operating Expense after Fee Waiver and/or Expense Reimbursement (Recoupment) of 1.68% for the Pro Forma Combined Portfolio - Class A reflects any recouped expenses.

Response #23:  The Trust confirms that the amount shown under the Total Annual Portfolio Operating Expense after Fee Waiver and/or Expense Reimbursement (Recoupment) for the Pro Forma Combined Portfolio - Class A does not reflect any recouped expenses.

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Comment #24:  You have requested that where the prior performance of the Alpha Growth Fund is discussed, we include the disclosure contained in the last paragraph on page 14 which states that the prior performance of the Alpha Growth Fund is largely that of its Predecessor Fund, a closed-end fund with lower operating fees, and thus its performance would have been lower if the higher fees were reflected, or it may have performed differently if operated instead as an open-end fund.

Response #24:  The requested changes have been made where applicable.

Comment #25:  On page 25, third paragraph, you have requested that we add the words “tax free” before the word “reorganization.” You have requested that this change be made to the Corporation’s Registration Statement as well.

Response #25:  The requested changes have been made.

Comment #26:  On page 28, Capitalization, you have requested that we provide a footnote briefly explaining the movement of share classes resulting from the reorganization.

Response #26:  The requested change has been made.

Comment #27:  On page B-3 of the Pro Forma Financial Information, you have requested that we revise the table to reflect the increase of management fees as a separate line item.

Response #27:  The requested change has been made.

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Comment #28:  The Questions & Answers section, the first page of the Combined Prospectus/Proxy Statement, and the sections of the Combined Prospectus/Proxy Statement entitled “Summary – Background and Reasons for the Reorganization,” “Summary – Investment Objectives and Principal Investment Strategies and Techniques” and “Information about the Reorganization – Reasons for the Reorganization” contain statements regarding the similarity and compatibility of the Portfolios’ investment strategies and techniques. Please explain how such statements are accurate given that there are also differences between the investment strategies, techniques and risks of the Small-Cap Growth Portfolio and those of the Alpha Growth Fund.

Response #28:  The Registrant respectfully submits that the statements referenced in the above referenced sections of the Registration Statement in connection with the Staff’s comment are accurate. In particular, the descriptive terms “similar” and “compatible” are used in the context of the Registrant’s comparison of the Small-Cap Growth Portfolio and the Alpha Growth Fund, as well as in the context of the Board’s considerations, and are intended to reflect the plain meaning of each term (i.e., “having a general likeness or resemblance to” and “consistent with,” respectively). The use of these terms is not intended to imply that the objectives, strategies, techniques and risks of the Small-Cap Growth Portfolio are identical to those of the Alpha Growth Fund, nor does the use of these terms preclude the existence of any differences in the Portfolios.

In the section of the Combined Prospectus/Proxy Statement entitled “Summary—Investment Objectives and Principal Investment Strategies and Techniques,” the Registrant includes a description of

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both the similarities and differences of each of the Small-Cap Growth Portfolio and the Alpha Growth Fund. For example, each Portfolio uses a focused strategy, follows a growth-oriented philosophy and actively trades equity securities. Each Portfolio is also classified as “non-diversified” for purposes of the 1940 Act. The differences between the two Portfolios are clearly and prominently disclosed in the section of the Combined Prospectus/Proxy Statement entitled “Summary – Investment Objectives and Principal Investment Strategies and Techniques.”

In addition, a description of the principal risk factors of investing in each Portfolio, as well as a comparison of these risks, is included in the section of the Combined Prospectus/Proxy Statement entitled “Comparison of the Portfolios—Principal and Other Investment Risks.” In the context of each comparison, the Registrant clearly discloses the “similarities” and “differences” in the risk profile.

Nevertheless, to clarify to shareholders that there are both similarities as well as differences among the investment objectives, strategies, techniques and risks of each Portfolio, the Registrant has qualified references to the similarity and compatibility of the investment objectives, strategies, techniques and risks of each Portfolio, by including a statement referencing differences between the Portfolios adjacent to disclosure of the similarities between the Portfolios, with detail of such differences included, or a cross-reference to such discussion, depending on context.

Comment #29:  You have asked why the Alpha Growth Fund portfolio managers intend to sell off substantially all of the Small-Cap Growth Portfolio’s assets following the closing of the Reorganization if the strategies are compatible.

Response #29  The Registrant respectfully submits that the plain meaning of the word “compatible” is not the same as “identical” (please see Response #28 above). Additionally, the Fund notes that the extent of these anticipated sales is primarily due to the limit on the number of securities that the Combined Portfolio will be able to hold pursuant to its focused strategy.

Comment #30:  Please explain the difference between an investment objective of “growth of capital” and an investment objective of “long-term growth of capital.”

Response #30:  Growth of capital is growth of the value of the investment. Long-term growth of capital focuses on the long-term growth of the value of an investment (i.e., over an extended time period).

Comment #31:  You have asked whether it is anticipated that Small-Cap Growth Portfolio securities will be sold after the Reorganization.

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Response #31:  The Registrant respectfully submits that in the Questions & Answers section as well as in the Combined Prospectus/Proxy Statement section entitled “Information about the Reorganization – Reasons for the Reorganization,” it is disclosed that it is anticipated that the portfolio managers of the Alpha Growth Fund will sell all or substantially all of the Small-Cap Growth Portfolio’s holdings following the Reorganization. (Please see also Comment and Response #29 above.)

Comment #32:  You have stated that it may be helpful to investors if the differences in the investment strategies between the Portfolios was presented in a chart format.

Response #32:  The Registrant believes that the comparison as currently presented in narrative form is sufficient and meaningful to investors.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Christopher J. Tafone

Christopher J. Tafone

for PAUL HASTINGS LLP

CC:	John E. McLean, Esq., SunAmerica Asset Management Corp.
Rachael L. Schwartz, Esq., Paul Hastings LLP

May 15, 2013

Appendix A-1

Survivor Analysis for the Reorganization of Focused Small-Cap Value Portfolio into the SunAmerica Strategic Value Portfolio:

The following is an analysis with respect to SAAMCo’s determination of the accounting and performance survivor in connection with the Reorganization of Focused Small-Cap Value Portfolio into the SunAmerica Strategic Value Portfolio. The analysis is based on guidance provided in Section 8.44 of the AICPA Audit and Accounting Guide for Investment Companies (the “Audit Guide”), as well as guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004, regarding accounting survivors (“ICI White Paper”)1. The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject. Section 8.44 of the Audit Guide and the ICI White Paper identify the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:

Portfolio Management: One of the primary factors in determining the accounting survivor is the surviving management structure. SunAmerica Strategic Value Portfolio is currently advised by SAAMCo. SAAMCo will continue to serve as the investment adviser to the Combined Fund following the Reorganization.

Portfolio Composition: The Combined Fund will have the same investment goal as SunAmerica Strategic Value Portfolio and will have identical investment strategies and techniques as SunAmerica Strategic Value Portfolio. In light of this fact, the portfolio composition of the Combined Fund following the Reorganization will most resemble that of the historical portfolio composition structure of SunAmerica Strategic Value Portfolio.

Investment Objectives, Policies and Restrictions: Focused Small-Cap Value Portfolio and SunAmerica Strategic Value Portfolio have identical investment goals of providing long-term growth of capital and the investment strategies and techniques are similar and compatible. The primary differences in the principal investment strategies of each Fund are highlighted in the Registration Statement on pages 7 to 9 of the Combined Proxy Statement/Prospectus. Accordingly, the investment goal of SunAmerica Strategic Value Portfolio will be that of the Combined Fund and the Combined Fund’s principal investment strategies and techniques will be identical to those of SunAmerica Strategic Value Portfolio.

Expense Structure: Following the Reorganization, the advisory fee rate of the Combined Fund will be the same as for both the Focused Small-Cap Value Portfolio and the SunAmerica Strategic Value Portfolio. The expense structure of the SunAmerica Strategic Value Portfolio will be the expense structure of the Combined Fund, and such expense structure is more fully described in the Combined Prospectus/Proxy Statement.

1 In North American Security Trust, 1994 SEC No-Act, LEXIS 876 (pub. avail. Aug. 5, 1994), the SEC confirmed that the determination of which entity in a reorganization is the performance survivor should be evaluated from an accounting, rather than legal, perspective. The factors enumerated by the staff in the North American letter are substantially similar to those considered by the staff in determining the accounting survivor.

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Asset Size: As of March 31, 2013, Focused Small-Cap Value had net assets of $102,736,864 while the SunAmerica Strategic Value Portfolio had assets of $169,642,937.

In conclusion, SunAmerica Strategic Value Portfolio will be the accounting and performance survivor of the Reorganization. In particular, the portfolio management team, portfolio composition and investment goal of SunAmerica Strategic Value Portfolio will be those of the Combined Fund, and the Combined Fund’s principal investment strategies and techniques will be identical to those of SunAmerica Strategic Value Portfolio.

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Appendix A-2

Survivor Analysis for the Reorganization of Focused Small-Cap Growth Portfolio into the SunAmerica Focused Alpha Growth Fund:

The following is an analysis with respect to SAAMCo’s determination of the accounting and performance survivor in connection with the Reorganization of Focused Small-Cap Growth Portfolio into the SunAmerica Focused Alpha Growth Fund. The analysis is based on guidance provided in Section 8.44 of the AICPA Audit and Accounting Guide for Investment Companies (the “Audit Guide”), as well as guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004, regarding accounting survivors (“ICI White Paper”)1. The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject. Section 8.44 of the Audit Guide and the ICI White Paper identify the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:

Portfolio Management: One of the primary factors in determining the accounting survivor is the surviving management structure. SunAmerica Focused Alpha Growth Fund is currently advised by SAAMCo and sub-advised by Marsico Capital Management, LLC (“Marsico”) and BAMCO, Inc. (“BAMCO”). SAAMCo will continue to serve as the investment adviser and Marsico and BAMCO will continue to serve as sub-advisers to the Combined Fund following the Reorganization.

Portfolio Composition: The Combined Fund will have the same investment goal as SunAmerica Focused Alpha Growth Fund and will have identical investment strategies and techniques as SunAmerica Focused Alpha Growth Fund. In light of this fact, the portfolio composition of the Combined Fund following the Reorganization will most resemble that of the historical portfolio composition structure of SunAmerica Focused Alpha Growth Fund.

Investment Objectives, Policies and Restrictions: Focused Small-Cap Growth Portfolio and SunAmerica Focused Alpha Growth Fund have similar investment goals and the investment strategies and techniques are similar and compatible. The primary differences in the principal investment strategies of each Fund are highlighted in the Registration Statement on pages 7 to 8 of the Combined Proxy Statement/Prospectus. Accordingly, the investment goal of SunAmerica Focused Alpha Growth Fund will be that of the Combined Fund and the Combined Fund’s principal investment strategies and techniques will be identical to those of SunAmerica Focused Alpha Growth Fund.

Expense Structure: Following the Reorganization, the advisory fee rate of the Combined Fund will be higher than for the Focused Small-Cap Growth Portfolio and the same as for the SunAmerica Focused

1 In North American Security Trust, 1994 SEC No-Act, LEXIS 876 (pub. avail. Aug. 5, 1994), the SEC confirmed that the determination of which entity in a reorganization is the performance survivor should be evaluated from an accounting, rather than legal, perspective. The factors enumerated by the staff in the North American letter are substantially similar to those considered by the staff in determining the accounting survivor.

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Alpha Growth Fund. The expense structure of the SunAmerica Focused Alpha Growth Fund will be the expense structure of the Combined Fund, and such expense structure is more fully described in the Combined Prospectus/Proxy Statement.

Asset Size: As of March 31, 2013, Focused Small-Cap Growth had net assets of $142,215,910 while the SunAmerica Focused Alpha Growth Fund had assets of $319,006,966.

In conclusion, SunAmerica Focused Alpha Growth Fund will be the accounting and performance survivor of the Reorganization. In particular, the portfolio management team, portfolio composition and investment goal of SunAmerica Focused Alpha Growth Fund will be those of the Combined Fund, and the Combined Fund’s principal investment strategies and techniques will be identical to those of SunAmerica Focused Alpha Growth Fund.